HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  June 24, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-3
            File No. 333-187697

     This office represents Vanguard Energy Corporation (the "Company").

     Amendment No. 1 to the above captioned registration statement have been filed with the Commission. In response to the staff's letter of May 6, 2013:

     o the Company is relying on Rule 415 (a)(1), Rule 415(a)(iii) and General Instruction I.B.4. (a)(3) to Form S-3 for purposes of the transaction, and

     o the Company's has revised the shares it is registering. The Company is not registering any shares issuable upon the exercise of warrants which are not outstanding.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                             By
                                William T.  Hart